Exhibit 12.1

ANNALY CAPITAL MANAGEMENT, INC.

Ratio of Earnings To Combined Fixed Charges And Preferred Stock Dividends

The following table sets forth the calculation of our ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown (dollars in thousands):

	For the Three Months Ended March 31, 2009	For the Year Ended December 31, 2008	For the Year Ended December 31, 2007	For the Year Ended December 31, 2006	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004

Net income before taxes	$349,893	$372,157	$423,254	$101,354	$1,497	$253,050
Add: fixed charges (interest expense)	378,625	1,888,912	1,926,465	1,055,013	568,560	270,116

Earnings as adjusted	$728,518	$2,261,069	$2,349,719	$1,156,367	$570,057	$523,166

Fixed charges (interest expense) + preferred stock dividend	383,251	$1,910,089	$1,947,958	$1,074,570	$583,153	$277,861

Ratio of earnings to combined fixed charges and preferred stock dividends	1.90X	1.18X	1.21X	1.08X	0.98X	1.88X